Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income (loss) before Noncontrolling Interest and Income Taxes	$1,460	$144	$75	$(57)	$10
Fixed Charges	2,144	850	898	862	811
Total Earnings	$3,604	$994	$973	$805	$821

Fixed Charges
Interest Expense	$2,092	$822	$868	$834	$780
Amortization of Debt Costs	31	18	21	20	24
Interest Element of Rentals	21	10	9	8	7
Total Fixed Charges	$2,144	$850	$898	$862	$811

Ratio of Earnings to Fixed Charges (1)	1.68	1.17	1.08	—	1.01

(1)	Earnings for the year ended December 31, 2013 was insufficient to cover fixed charges by $57 million. As a result of such deficiency, the ratio is not presented above.